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JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

August 12, 2014

VIA EDGAR

James O’Connor, Esquire

  Senior Counsel

Christina DiAngelo Fettig

  Senior Staff Accountant

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund–A (File Nos. 333-186414 and 811-22798)

FS Global Credit Opportunities Fund–D (File Nos. 333-186413 and 811-22797)

Dear Mr. O’Connor and Ms. Fettig:

On behalf of FS Global Credit Opportunities Fund–A and FS Global Credit Opportunities Fund–D (each, a “Company” and, together, the “Companies”), set forth below are the Companies’ responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Companies on August 6, 2014 regarding Post-Effective Amendment No. 2 to FS Global Credit Opportunities Fund–A’s Registration Statement on Form N-2 (File Nos. 333-186414 and 811-22798) and Post-Effective Amendment No. 2 to FS Global Credit Opportunities Fund–D’s Registration Statement on Form N-2 (File Nos. 333-186413 and 811-22797) (each, a “Registration Statement” and, together, the “Registration Statements”) and the prospectuses (together, the “Prospectuses”) and statements of additional information (together, the “Statements of Additional Information”) included therein. For your convenience, a summary of the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Companies’ response thereto. All page references are to page numbers in FS Global Credit Opportunities Fund–A’s Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statements.

James O’Connor, Esq. Christina DiAngelo Fettig August 12, 2014 Page 2

Prospectuses

Use of “Global” in Fund Name and Related Disclosure, Passim

1. Given that the term “global” is used in the Companies’ and FS Global Credit Opportunities Fund’s (the “Fund”) names, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). The global aspect of the Fund’s strategy should be discussed coherently and in more detail. The Staff’s general standards of strategy and risk disclosure require more specificity.

In response to the Staff’s comment, the Companies respectfully submit that Rule 35d-1 promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”), is not implicated by the Companies’ and the Fund’s use of the word “global” in their names. As set forth in footnote 42 to the adopting release for Rule 35d-1 (the “Adopting Release”), “the terms ‘international’ and ‘global’ . . . connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to [Rule 35d-1].” While the Adopting Release notes that Rule 35d-1 is inapplicable to “global” funds, the Adopting Release does state that the Commission “would expect . . . that investment companies using [the term global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Companies respectfully submit that the Fund has and will continue to comply with this expectation of the Commission by investing its assets in a number of countries throughout the world. As disclosed in the notes to the Fund’s unaudited schedule of investments as of March 31, 2014 filed with the Fund’s Form N-Q for the quarterly period ended March 31, 2014, as of March 31, 2014, the Fund had invested approximately $76.4 million, or approximately 91% of the Fund’s portfolio, in securities and other obligations of issuers located in the United States, and approximately $7.3 million, or approximately 9% of the Fund’s portfolio, in securities and other obligations of issuers located outside of the United States, including issuers in Argentina and Ireland. In each case, the financial performance of these issuers and, in turn, the Fund’s investments therein, are, in part, influenced by the economic conditions of such issuer’s home country. Further, the Fund expects that the percentage of the Fund’s assets invested in securities of issuers located outside of the United States will grow as the Fund’s portfolio matures.

While the Companies do not believe that Rule 35d-1 (or the cited language in the Adopting Release) is implicated by the Companies’ and the Fund’s use of the word “global” in their names, and while the Companies believe that their current disclosures regarding the Companies’ and the Fund’s investment objectives and strategies comply with the requirements of Form N-2, in

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response to the Staff’s comment, the Companies will include additional disclosure in Post-Effective Amendment No. 3 to their Registration Statements relating to the Fund’s global investment strategy and the risks related thereto.

Summary of Terms—Expense Reimbursement Agreements, Page 9

2. Please provide, in this section, in the format suggested by the Staff or a similar format, a tabular presentation of: (i) any payments made pursuant to the Expense Reimbursement Agreements by Franklin Square Holdings, L.P. in each of the previous quarters; (ii) the applicable Company’s or the Fund’s operating expense ratio as of the date on which the reimbursement obligation was incurred; (iii) the annualized distribution rate as of the date on which the expense obligation was incurred; and (iv) the date until which the applicable Company’s or the Fund’s repayment obligation exists.

In response to the Staff’s comment, each Company will include a tabular presentation of the requested information, as previously disclosed in Note 4 to the Companies’ and the Fund’s financial statements for the period from January 28, 2013 (Inception) to December 31, 2013, in the sections of its Prospectus entitled “Summary of Terms—Expense Reimbursement Agreements” and “Company and Fund Expenses—Expense Reimbursement Agreements.” As the Companies and the Fund are still in the process of preparing their semi-annual reports on Form N-CSR for the semi-annual period ended June 30, 2014 and have not yet completed their internal disclosure review procedures related thereto, the Companies further undertake to include the requested information for the quarterly periods ended March 31, 2014 and June 30, 2014 in any amendments to the Registration Statements or supplements to the Prospectuses filed after the filing of the Companies’ and the Fund’s Forms N-CSR for the semi-annual period ended June 30, 2014.

Summary of Terms—Unlisted Closed-End Structure, Page 14

3. The disclosure notes that features such as daily redemptions could cause premature sale of investments and therefore could impair the Fund’s ability to execute its investment strategy. The Staff notes that if the comparison in this section is to exchange-traded closed-end funds, such funds do not permit daily redemptions.

The Companies respectfully submit that the comparison being made in this section is to both exchange-traded closed-end funds and open-end funds. For example, the second sentence of this section states that “[c]losed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to

James O’Connor, Esq. Christina DiAngelo Fettig August 12, 2014 Page 4

redeem their shares on a daily basis.” While the Companies believe that the current disclosure included in the Prospectuses is appropriate, the Companies will further clarify that the daily redemptions referenced in the parenthetical disclosure included in this section refer to daily redemptions by open-end funds.

Summary of Terms—Risk Factors, Page 20

4. In the tenth bulleted risk factor on this page, and in similar disclosure throughout the Prospectuses, please add “and foreign” between “[a]lthough the U.S.” and “credit markets.”

In response to the Staff’s comment, the Companies will make the requested change throughout the Prospectuses.

Summary of Fees and Expenses, Page 23

5. In footnote 3 to the annual fund expenses table, there is a reference to average net assets of $76.3 million. The Staff believes that this should be changed to $76.4 million.

The Companies agree with the Staff’s comment. The Companies intend to update the data included in the “Summary of Fees and Expenses” section of each Prospectus in Post-Effective Amendment No. 3 to each Company’s Registration Statement. This data will be revised to reflect updated capital raising estimates, which will be based on the average monthly rate of capital raising during the first six months of 2014.

Investment Objectives, Opportunities and Strategies—Portfolio Composition—Geography, Page 34

6. Please include the information in this section in the summary strategy disclosure of the Prospectuses.

The Companies respectfully submit that the Prospectuses currently include the requested disclosure under the heading “Summary of Terms—Portfolio Composition,” the placement of which was intended to parallel the location of the referenced disclosure in the section on which the Commission has commented. However, in response to the Staff’s comment, the Companies will also include this disclosure under the heading “Summary of Terms—Investment Opportunities and Strategies.”

James O’Connor, Esq. Christina DiAngelo Fettig August 12, 2014 Page 5

Types of Investments and Related Risks—Risks Relating to Investment Strategies and Fund Investments—High-Yield Instruments Risk, Page 44

7. The Staff notes that, in the discussion of major economic recessions, a reference to “globally” was deleted. Please consider adding this reference back to the disclosure.

In response to the Staff’s comment, the Companies will add the reference to “globally” back to the relevant disclosure.

Types of Investments and Related Risks—Risks Relating to Investment Strategies and Fund Investments—Swap Risk, Page 46

8. Please clarify in this section that, as stated on page B-11 of the Statements of Additional Information, “the Fund will segregate assets equal to the full notional value of the swap agreements.”

In response to the Staff’s comment, the Companies will add similar disclosure in the section of the Prospectuses entitled “Types of Investments and Related Risks—Risks Relating to Investment Strategies and Fund Investments—Swap Risk.”

9. This section discloses that “the Fund will ‘cover’ its swap positions by segregating an amount of cash and/or liquid securities to the extent required by the 1940 Act and applicable SEC interpretations and guidance from time to time.” Please consider indicating the Fund’s intention to comply with the Staff’s coverage positions for the derivatives listed below in the Prospectuses.

The Companies respectfully note that in the “Borrowings” section on page 38, the Prospectuses note that “[t]he Fund will ‘cover’ its derivative positions by segregating an amount of cash and/or liquid securities to the extent required by the 1940 Act and applicable SEC interpretations and guidance from time to time.” However, in response to the Staff’s comment, the Companies will add disclosure in the section of the Prospectuses entitled “Types of Investments and Related Risks—Risks Relating to Investment Strategies and Fund Investments—Options and Futures Risk” indicating the Fund’s intention to comply with the Staff’s coverage positions for derivatives other than swaps.

James O’Connor, Esq. Christina DiAngelo Fettig August 12, 2014 Page 6

Types of Investments and Related Risks—Risks Relating to Investment Strategies and Fund Investments—Structured Products Risk, Page 47

10. The Staff notes that the definition of “CLOs” was deleted from this section. Please consider not relying solely on the acronym.

In response to the Staff’s comment, the Companies respectfully note that “collateralized loan obligations” is a term defined on page 2 of the Prospectuses. Therefore, the Companies respectfully submit that using only an acronym in this section is appropriate.

11. Does the Fund have a limit on how low down the CLO subordination chain it may invest? If so, please disclose the limit or that the Fund may invest in residuals and disclose the risks of such investments.

The Fund respectfully notes that, as an opportunistic fund seeking the best risk-adjusted returns for its shareholders, it does not have a stated limitation on its ability to invest in any level of a collateralized loan obligation’s subordination chain. In response to the Staff’s comment, the Companies will include additional disclosure regarding the Fund’s ability to invest in these assets and the risks related thereto in the Prospectuses.

Types of Investments and Related Risks—Risks Relating to Investment Strategies and Fund Investments—Risk of Leveraged Loan Market Price Decline, Page 48

12. Please consider deleting the following language in the second sentence of this section: “it is the Fund’s understanding that.”

In response to the Staff’s comment, the Companies will delete the language referenced.

Types of Investments and Related Risks—Risks Relating to the Fund’s Investment Program—Non-U.S. Securities Risk, Page 53

13. Please include additional information regarding Non-U.S. Securities Risk in the summary risk disclosure.

In response to the Staff’s comment, each Company will add additional information to the existing risk factors regarding Non-U.S. Securities in the section of each Prospectus entitled “Summary of Terms—Risk Factors.”

James O’Connor, Esq. Christina DiAngelo Fettig August 12, 2014 Page 7

Company and Fund Expenses—Expense Reimbursement Agreements, Page 74

14. In this section, it states that the purpose of the expense reimbursement arrangement is not to “prevent” tax-advantaged distributions. Please consider whether “prevent” should be changed to “augment.”

The Companies have considered whether the word “prevent” should be changed to “augment” in the referenced disclosure and the Companies respectfully submit that the current disclosure is appropriate. As noted in the Companies’ Prospectuses, the purpose of the expense reimbursement arrangement is to prevent distributions from offering proceeds that represent a return of capital rather than tax-advantaged distributions on account of distributions received from the Fund’s portfolio companies.

Statements of Additional Information

Investment Objectives, Policies and Risks—Other Portfolio Strategies—Collateralized Debt Obligations, Page B-7

15. Please discuss in the Statements of Additional Information the Fund’s ability to invest in CLOs.

In response to the Staff’s comment, the Companies will include in the Statements of Additional Information additional detail regarding the Fund’s ability to invest in collateralized loan obligations.

Investment Restrictions, Page B-14

16. Please note that while the Companies’ and the Fund’s fundamental investment restrictions are to invest no more than 25% of their total assets in a particular industry or group of industries, the Instruction to Item 8.2.(b)(2) of Form N-2 defines concentration as 25% or more.

The Companies respectfully note that the Staff’s position, as set forth in the Instruction to Item 8.2.(b)(2) of Form N-2, is that concentration is deemed to be 25% or more of the value of a registrant’s total assets invested or proposed to be invested in a particular industry or group of industries. The Companies also respectfully note that the language under the heading “Fundamental Investment Restriction (2)” on page B-15 of the Statements of Additional Information recognizes that concentration is defined as 25% or more of total assets in a particular

James O’Connor, Esq. Christina DiAngelo Fettig August 12, 2014 Page 8

industry or group of industries. The Companies therefore confirm that, when applying their fundamental investment restrictions on concentration, they consider concentration to be investment of 25% or more of their total assets in a particular industry or group of industries.

* * * * * * *

The Companies hereby acknowledge that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare a filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the respective filing; and (iii) the Companies may not assert the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Gerald F. Stahlecker

Stephen S. Sypherd

    FS Global Credit Opportunities Fund–A

    FS Global Credit Opportunities Fund–D

David J. Harris

    Dechert LLP